March 26, 2024

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Lithotomos:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 13, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 903, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2023, for the purpose of registering shares of the WisdomTree India Hedged Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General and Administrative Comment

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms all missing information will be included in the Fund’s next Post-Effective Amendment.

Prospectus Comments

2.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A hereto.

3.	Comment: The Staff notes that the Fund may invest in shares of other investment companies as part of its non-principal investment strategy. If appropriate, add a line for acquired fund fees and expenses (AFFE) to the Fund’s fee table.

Response: The Registrant confirms that the Fund does not expect to invest in other investment companies to such an extent that the AFFE incurred indirectly by the Fund from its investment in other funds would exceed one basis point.

4.	Comment: Please provide the Staff with a copy of the Fund’s Index Methodology.

Response: The Registrant provided the Staff with a copy of the Fund’s index methodology via email on March 21, 2024.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

5.	Comment: Please confirm if the Index Provider is affiliated with the Fund or the Adviser.

Response: The Index was developed and is maintained by WisdomTree, Inc., the parent company of the Adviser as disclosed in Item 9 of the Prospectus.

6.	Comment: The Staff notes that the Fund’s 80% policy in the first paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus includes “financial instruments with economic characteristics that are similar to those of, or that provide investment exposure to one or more of the market risks associated with, the constituent securities”. Please clarify what is meant by this disclosure and confirm whether synthetic instruments can be included in the 80% policy if such securities have characteristics that are similar to the constituent securities.

Response: The referenced language of the Registrant’s 80% investment policy tracks, in part, the language of Rule 35d-1(b)(2), and the Registrant confirms that the language is intended to convey that the Fund may use its investments in synthetic instruments, such as the Fund’s expected investments in forward currency contracts and currency futures contracts, to meet its 80% investment policy if they have either economic characteristics that are similar to those of the constituents of the Index or provide investment exposure to one or more of the market risks associated with the constituents of the Index, e.g., foreign currency exchange rate risk.

7.	Comment: If the Index Provider is affiliated with the Fund or the Adviser, disclose potential conflicts of interest in the “Additional Information About the Fund” section of the Prospectus.

Response: The Registrant has added the disclosure below (new language appears in bold) regarding the Fund’s affiliated Index Provider under the headings “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” as requested.

The Index was developed and is maintained by WisdomTree, the parent company of WisdomTree Asset Management, which poses the appearance of a conflict of interest. The Index consists of securities suggested by its name that meet specific criteria developed by WisdomTree. The Fund’s investment objective may be changed without a vote of shareholders upon 60 days’ written notice to shareholders. For example, a potential conflict could arise between an affiliated person of WisdomTree Asset Management and the Fund if that entity attempted to use information regarding changes to and the composition of the Index to the detriment of the Fund. Additionally, potential conflicts could arise with respect to the personal trading activity of personnel of the affiliated person who may have access to, or knowledge of, pending changes to the Index’s composition methodology or the constituent securities in the Index prior to the time that information is made publicly available. If shared, such knowledge could facilitate “front-running” (which describes an instance in which other persons trade ahead of the Fund). Although the Adviser and WisdomTree have taken steps designed to ensure that these potential conflicts are mitigated (e.g., via the adoption of policies and procedures that are designed to minimize potential conflicts of interest and the implementation of informational barriers designed to minimize the potential for the misuse of information about the Index), there can be no assurance that such measures will be successful.

8.	Comment: Please confirm if the Fund intends to concentrate in the GICS Energy Sector.

Response: The Registrant confirms that the Fund will not concentrate in the GICS Energy Sector. The Registrant notes that the reference to the GICS Energy Sector in the fifth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus was included as an example of the GICS sector and industry hierarchy. The Registrant has deleted this sentence to avoid similar confusion in the future.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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9.	Comment: Please describe the hedging disclosure in the “Principal Investment Strategies of the Fund” section of the Prospectus in plain English.

Response: The Registrant has replaced the penultimate paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus with the paragraph below.

The Index “hedges” against, or seeks to minimize the impact of, fluctuations in the relative value of the Indian rupee and the U.S. dollar. The Index is designed to have higher returns than an equivalent un-hedged investment in Indian equity securities when the U.S. dollar is going up in value relative to the Indian rupee. Conversely, the Index is designed to have lower returns than an equivalent un-hedged investment in Indian equity securities when the U.S. dollar is falling in value relative to the Indian rupee. To hedge or offset its currency exposure to the Indian rupee, the Index applies a published one-month forward rate of the Indian rupee in U.S. dollars to the Index’s total equity exposure.

10.	Comment: Please finalize the brackets in the last sentence of the last paragraph in the Fund’s Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant has replaced the last sentence of the Fund’s “Principal Investment Strategies of the Fund” section with the sentence below.

The return of the forward currency contracts and currency futures contracts used by the Fund may not fully hedge or completely offset the Fund’s exposure to the Indian rupee or fluctuations in its value relative to that of the U.S. dollar.

11.	Comment: In the second to last sentence in the Fund’s “Principal Risks of Investing in the Fund” – “Geographical Concentration in India” section of the Prospectus, please note what steps are taken if the Fund is unable to track its Index.

Response: The Registrant has replaced the penultimate sentence of the “Geographical Concentration in India” risk description with the following disclosure:

Investment and repatriation restrictions in India may impact the ability of the Fund to track the Index, which is not subject to such restrictions. If the Fund is no longer able to seek to track the yield and price performance of the Index, the Fund will consider all options available to it including possibly changing the index the performance of which it seeks to track or its investment objective.

12.	Comment: Please add a corresponding risk factor in the “Principal Risks of Investing in the Fund” section of the Prospectus if the Fund will be investing in the GICS Energy Sector.

Response: As noted in response to Comment no. 8, the Fund does not expect to concentrate or invest a significant portion of its assets in the GICS Energy Sector. Accordingly, the Registrant has not added corresponding Energy Sector Risk disclosure to the Fund’s Prospectus.

13.	Comment: Please consider adding a separate Foreign Currency Risk in the “Principal Risks of Investing in the Fund” section of the Prospectus.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Response: The Registrant notes that the Fund’s investment risk related to foreign currencies is addressed in both the Fund’s “Hedging Risk” and “Foreign Securities Risk”, each of which is identified as a principal risk of investing in the Fund. For example, “Hedging Risk” discloses that “currency exchange rates can be volatile, changing quickly and unpredictably in response to both global economic events and economic events affecting India. As a result, the value of an investment in the Fund may also change quickly, unpredictably, and without warning, and you may lose money. For example, the value of an investment in the Fund could be significantly and adversely affected if the value of the Indian rupee appreciates relative to the U.S. dollar at the same time the value of the Fund’s equity holdings depreciates and the Fund’s derivatives investments are not successful in offsetting a significant portion of the Fund’s exposure to the Indian rupee.” Similarly, “Foreign Securities Risk” discloses that the Fund’s “investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations.” The Registrant, therefore, believes the Fund has adequately disclosed the Fund’s foreign currency-related risks and respectfully declines to add a separate Foreign Currency Risk.

14.	Comment: Please confirm and finalize the market capitalization risks bracketed in the “Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The Registrant has confirmed that the Fund will be subject to large-capitalization risk as the Index is now (as of March 19, 2024) composed of approximately 97% large capitalization companies. Accordingly, the Registrant has finalized the “Large-Capitalization Investing Risk” disclosure.

15.	Comment: Please finalize the Fund’s portfolio manager information, as listed in the “Management – Portfolio Managers” section of the Fund’s Prospectus. Also include the month and year of inception for each named portfolio manager.

Response: The Registrant has included as Appendix B hereto the finalized “Management – Portfolio Managers” section of the Fund’s Prospectus, which discloses the expected month and year of each portfolio manager’s association with the Fund.

Statement of Additional Information Comment

16.	Comment: Please confirm whether the Registrant’s “Manager of Managers” order (the “Order”), exempting the Registrant from Section 15(a) of the Investment Company Act of 1940 and Rule 18f-2 thereunder, also grants relief from disclosing fee information for the Registrant’s sub-advisers as required by Item 19(a)(3) of Form N-1A. In your response, please provide the release numbers of the Order. If the Order does not grant such relief, please revise the SAI disclosure to comply with the requirements of Item 19(a)(3) of Form N-1A.

Response: The Registrant confirms that the Order (WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Rel. Nos. 29380 (August 13, 2010) (notice) and 29412 (September 8, 2010) (order)) does not grant relief from the disclosure requirements of Item 19(a)(3) of Form N-1A. However, the Registrant notes that Item 19(a)(3) of Form N-1A requires disclosure pertaining to the “method of calculating the advisory fee payable by the Fund” and that the sub-advisory fees in question would not be payable by the Fund but by the Adviser from its legitimate profits and revenue. The Registrant, therefore, does not believe Item 19(a)(3) of Form N-1A requires the requested disclosure and respectfully declines to revise the SAI disclosure to disclose the sub-advisory fee information specified by Item 19(a)(3) of Form N-1A. The Registrant further believes requiring such disclosure would place the Fund and Registrant more generally at a competitive disadvantage in negotiating sub-advisory fees and lead to shareholder confusion concerning whether the sub-advisory fee is payable in addition to the fees and expenses disclosed in the Fund’s fee table.

* * * * *

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Sincerely,

/s/ Angela Borreggine
Angela Borreggine, Esq.
Assistant Secretary

cc:	Joanne Antico, Esq, (WisdomTree Asset Management, Inc.)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.63%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.63%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$64	$202

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix B

Portfolio Managers

The Fund is managed by the Sub-Adviser’s Equity Index Strategies Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are identified below.

Marlene Walker-Smith, a Director, Head of Equity Index Portfolio Management, has been a portfolio manager of the Fund since its inception in April 2024.

David France, CFA, a Vice President, Senior Portfolio Manager and Team Manager, has been a portfolio manager of the Fund since its inception in April 2024.

Todd Frysinger, CFA, a Vice President, Senior Portfolio Manager and Team Manager, has been a portfolio manager of the Fund since its inception in April 2024.

Vlasta Sheremeta, CFA, a Vice President, Senior Portfolio Manager and Team Manager, has been a portfolio manager of the Fund since its inception in April 2024.

Michael Stoll, a Vice President, Senior Portfolio Manager and Team Manager, has been a portfolio manager of the Fund since its inception in April 2024.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel